UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-16463

(Check One):    ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K                ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                 ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION

Full Name of Registrant         Peabody Energy Corporation

Former Name if Applicable    ____________________________________
Address of Principal Executive Office (Street and number)
701 Market Street
City, State and Zip Code       St. Louis, Missouri 63101-1826

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Peabody Energy Corporation and its subsidiaries (the “Company”) has experienced unexpected delays in the filing of its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) within the prescribed time period due to delays experienced in completing the Company’s financial statements and certain disclosures required in the Form 10-K. The delays could not be eliminated without unreasonable effort or expense.
As previously disclosed, on November 20, 2015, the Company entered into a purchase and sale agreement (the “Purchase Agreement”) with a subsidiary of Bowie Resource Holdings, LLC (the “Purchaser”) pursuant to which the Company agreed to sell its El Segundo and Lee Ranch coal mines and related assets located in New Mexico and Twentymile Mine in Colorado (the “Four Star Operations”). The closing of the sale of the Four Star Operations (the “Transaction”) is scheduled to occur during the first quarter of 2016, subject to the satisfaction or waiver of closing conditions. The Purchase Agreement does not contain a financing condition. However, subject to the terms of the Purchase Agreement, the Purchaser has agreed to use its reasonable best efforts to arrange and obtain debt and equity financing in an amount sufficient to consummate the Transaction. The Purchase Agreement includes a reverse termination fee of $20 million payable to the Company if the Company terminates the Purchase Agreement because the Purchaser failed to obtain financing sufficient to consummate the Transaction.
If the Company’s reported Adjusted EBITDA, which is defined in Exhibit A, and other sources of earnings or adjustments used to calculate Consolidated EBITDA, as defined in the Company’s senior secured credit agreement entered into in 2013 (as amended, the “2013 Credit Facility”), falls below its Consolidated Net Cash Interest Charges, as defined in the 2013 Credit Facility, during 2016, the Company will not be in compliance with its Consolidated Interest Coverage Ratio, as defined in the 2013 Credit Facility. Other sources of earnings or adjustments to the Company’s reported Adjusted EBITDA provided for under this covenant may include, in certain instances, cash proceeds from asset monetization activities. The receipt of proceeds from the Transaction described above is a substantial disposition of assets that impacts the Company’s forecasted covenant compliance and its independent registered public accounting firm’s going concern assessment. Based on an analysis of a range of 2016 financial projections and continued coal market deterioration, the Company believes there is substantial doubt as to whether the Company can comply with its financial covenants under its 2013 Credit Facility without consummation of the Transaction.
Unless the Transaction is consummated before the issuance of the Company’s audited financial statements for the year ended December 31, 2015, the Company believes its independent registered public accounting firm will be required to issue an audit opinion with a going concern uncertainty paragraph. Further, the inclusion of an audit opinion with a going concern uncertainty paragraph within the Company’s financial statements would constitute an event of default under the credit agreement governing the 2013 Credit Facility after the expiration of any applicable grace period.
If the Company experiences or expects to experience a financial covenant breach or other default, it could request an amendment to, or waiver of, the covenant from its lenders. If the Company is unable to obtain waivers from its lenders, the 2013 Credit Facility and certain of its other debt arrangements would be in default and the debt owed under such agreements could be accelerated.
Due to the impact of the Transaction on the Company’s financial statements, the related audit opinion and the required Form 10-K disclosures and their consequent impact on the Company’s compliance with the terms and covenants of its 2013 Credit Facility, the Company is unable to file the Form 10-K without unreasonable effort or expense. The Company expects to file the Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.
PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification
               Amy B. Schwetz                    (314) 342-3400
(Name)             (Area Code) (Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A.

    Peabody Energy Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

PEABODY ENERGY CORPORATION
Date:February 29, 2016	By: /s/ Amy B. Schwetz
Name: Amy B. Schwetz Title: Executive Vice President and Chief Financial Officer

EXHIBIT A
As reported in the earnings release issued by the Company on February 11, 2016, for the year ended December 31, 2015, the Company had a loss from continuing operations of $1.86 billion on consolidated revenues of $5.61 billion, as compared with a loss from continuing operations of $749.1 million on consolidated revenues of $6.79 billion for the year ended December 31, 2014. The Company’s results of operations for the year ended December 31, 2015 were negatively impacted by, among other things, lower pricing realized in the United States and Australia and a 21.0 million ton decline in sales volume as compared to the prior year.
Loss from continuing operations included impairment charges of $1.28 billion. Full-year impairment charges included $969.2 million largely related to certain Australian metallurgical coal assets and $308.6 million primarily from certain non-producing reserves and non-mining assets in the United States. Results also include $67.8 million in debt extinguishment charges from refinancing the Company's 2016 Senior Notes in the first half of 2015. The Company’s 2015 tax benefit totaled $135.0 million compared to a tax provision of $201.2 million in the prior year. The changes include a $75.3 million benefit related to impairments recorded in 2015 as well as a $284.0 million valuation allowance recorded in 2014 against deferred U.S. income tax assets.
Definition of Adjusted EBITDA. Adjusted EBITDA is defined as (loss) income from continuing operations before deducting net interest expense, income taxes, asset retirement obligation expense, depreciation, depletion and amortization, asset impairment and mine closure costs, charges for the settlement of claims and litigation related to previously divested operations and changes in deferred tax asset valuation allowance and amortization of basis difference related to equity affiliates. Adjusted EBITDA is not intended to serve as an alternative to U.S. GAAP measures of performance and may not be comparable to similarly-titled measures presented by other companies.